January 16, 2008
VIA EDGAR
Mr. Jim Rosenberg
Senior Assistant Chief Accountant
Division of Corporation Finance
United State Securities and Exchange Commission
Washington, D.C. 20549
Re:	Citizens, Inc. Form 10-K for the Fiscal Year Ended December 31, 2006 Filed on March 30, 2007 and as amended May 25, 2007 File No. 0-16509
Dear Mr. Rosenberg:
This letter is in response to the issues raised in your letter dated December 14, 2007, regarding the above-referenced filings of Citizens, Inc. (the “Company”). In connection to our response, we acknowledge that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Our responses are in bold following the restatement of your questions, which are in italics.
Item 1. Business, page 3
1. We believe that reference to an independent actuary requires the consulting firm be named in a ‘34 Act filing. Additionally, if the Form 10-K is incorporated by reference into a ‘33 Act registration statement, a consent from the actuary must be provided in the ‘33 Act registration statement.

Mr. Jim Rosenberg
January 16, 2008

We identified a reference to a “consulting actuary” on page 18 and “third party actuarial consultants” on page 72 of our Form 10-K. However, we were unable to identify any such reference on page 3 of our Form 10-K. In future filings the Company will not make any reference to an independent actuary, consulting actuary or a third party actuarial consultant without naming the consulting firm and obtaining their consent. It is our present intention to remove the above noted references from the Company’s future filings.
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 60.
Critical Accounting Policies, page 71
2. We believe your disclosure regarding the amortization of deferred policy acquisition costs and costs of relationships acquired could be improved to better explain the judgments and uncertainties surrounding these estimates and the potential impact on your financial statements. Please revise your disclosures to:
a. Discuss how each of your key assumption(s) in developing these items has changed historically over the periods presented.
b. Discuss how management has adjusted each of the key assumption(s) used in calculating the current year amortization given their historical changes or given current trends observed. This discussion should show the link between what has happened to the key assumption(s) in the past to what management is currently using as its key assumption(s).
c. Include quantified and narrative disclosure of the impact that reasonably likely changes in the key assumption(s) used would have on these items at December 31, 2006 and for the year then ended and on future operations. Applying a hypothetical basis point change to a key assumption and stating the impact it would have would not accomplish the objective of providing the effect of reasonably likely changes.
a. The key assumptions used for amortization of deferred policy acquisition costs (“DAC”) and cost of relationships acquired (“COIA”) are mortality, persistency and interest earned on investments. In recent years, the Company has experienced better mortality than the previous assumptions presumed. Consequently, management lowered the 2006 DAC mortality assumption, as compared to previous years. Additionally, in 2006 management changed the DAC persistency assumption compared to previous years due to greater geographic diversity of our business. Specifically, there was an increase of business in the Asian market and a shifting of business within the South American markets. Our historical experience reflects that South America and Asia behave differently as it relates to persistency. Our historical experience also reflects a difference in behavior among South American countries as it relates to persistency. The

Mr. Jim Rosenberg
January 16, 2008

assumption for interest earned on investments did not materially change between 2006, 2005 and 2004. The COIA assumptions did not change in 2006 because assumptions are locked in at purchase unless a premium deficiency exists. In the third quarter of 2005, the Company amortized approximately $2.3 million of COIA in the Home Service segment because of the expected decrease in collected premiums due to Hurricanes Katrina and Rita.1 This resulted in a 2005 write down of $2.3 million. Due to the lower life insurance in force amount as reflected in the 2005 write down, the Company adopted a new amortization table dated effective 1/1/2006. The revised amortization table reflects a change in the amount of life insurance in force and not a change in key assumptions.
b. Due to the reasons mentioned above, the 2006 DAC mortality assumption was adjusted downward by 30% compared to 2005 and 2004. In addition, management amended the DAC persistency assumption in 2006 to better reflect the actual experience from 1996 to 2005. This subsequent change resulted in a higher first year persistency than 2005 and 2004 and a lower persistency for policy years 2 and beyond. The consequence of this action was a shift in the amortization of DAC with the net effect being lower amortization in the earlier years. Amortization occurs later in the policy life under the new assumptions.
c. The significant majority of the life insurance written by the Company is traditional whole life business. As such, the Company operates under the guidance of Financial Accounting Standard (“FAS”) 60. In accordance with FAS 60, “capitalized acquisition costs shall be charged to expense using methods that include the same assumptions used in estimating the liability for future policy benefits.”2
FAS 60 also addresses the assumptions used for future policy benefits. Accordingly, “original assumptions shall continue to be used in subsequent accounting periods to determine changes in the liability for future policy benefits unless a premium deficiency exists.”3 Consequently, the Company’s assumptions are set at the time of policy issue and are locked in for the life of the policy (excluding premium deficiencies as stated above).
Finally, FAS 60 requires that the assumptions include a Provision for the Risk of Adverse Deviation (“PAD”).4 According to Actuarial Standard Board guidance, “in selecting the assumption that includes a provision for the risk of adverse deviation, the actuary should consider whether such assumptions bear a reasonable relationship to the best estimate assumptions.”5 Thus, the PAD used should be a “reasonably likely” deviation from the Company’s best estimate assumptions. Since the PAD is included in the original assumptions, the possibility of a premium

[1]	Please see the Company’s 2005 Form 10-K for additional discussion regarding the impact of Hurricanes Katrina and Rita.

[2]	See Financial Accounting Standard 60, Paragraph 31

[3]	See Financial Accounting Standard 60, Paragraph 21

[4]	See Financial Accounting Standard 60, Paragraph 21

[5]	See Actuarial Standard Board 10, Paragraph 3.5.2

Mr. Jim Rosenberg
January 16, 2008

deficiency is not “reasonably likely.” Thus, in general, a reasonable change in any of the assumptions would have no effect on the amortization of the DAC on any FAS 60 business. Therefore, a “reasonably likely” change in the Company’s mortality, persistency or interest earned on investments would have minimal effect on DAC amortization.
In accordance with Emerging Issues Task Force (“EITF”) 92-9, the Company’s COIA loss recognition and recoverability are in accordance with FAS 60 rules for FAS 60 business. Thus, the FAS 60 and ASB 10 statements above regarding DAC also apply to COIA.
We will make the above revisions to our disclosures in future filings. In addition, we will add these disclosures to our Critical Accounting Policies in the Management Discussion and Analysis portion of our future Form 10-K’s.
Consolidated Financial Statements
(1) Summary of Significant Accounting Policies, page 108
(e) Deferred Policy Acquisition Costs and Costs of Customer Relationships Acquired, page 110
3. Please revise to clarify the disclosure herein and in Note (f) Policy Liabilities and Accruals what you mean by “a new GAAP era was created in 2006... resulted in a decrease in DAC amortization by $800,000...” and “... lowered reserves by $400,000...” Explain to us the accounting with reference to authoritative literature that resulted in this disclosure.
Upon review, we believe clarification in future filings is appropriate in both Note (e) and Note (f). The disclosure in Note (e) “Deferred Policy Acquisition Costs and Cost of Customer Relationships Acquired” and Note (f) “Policy Liabilities and Accruals” will be revised to read as follows:
Note (e) — “A new GAAP era6 was created in 2006 for new CICA policies issued to reflect the better mortality and persistency experienced in the last few years. As a result of using this new GAAP era, DAC amortization was approximately $800,000 lower in 2006, as compared to the amount that would have been calculated using the previous GAAP era.”
Note (f) — “A new GAAP era was created in 2006 for new CICA policies issued to reflect the better mortality and persistency experienced in the last few years. As a result of using this new GAAP era, reserves were approximately $400,000 lower in

[6]	A GAAP era is a period of time when policies are issued based upon a set of assumptions. A new GAAP era occurs when the assumptions for previously issued policies are no longer applicable to new policies being issued.

Mr. Jim Rosenberg
January 16, 2008

2006, as compared to the amount that would have been calculated using the previous GAAP era.”
The new GAAP era only affected policies issued during 2006. This prospective change is consistent with FAS 60.7
We will make the aforementioned revisions to our disclosures in future filings.
(q) Accounting Pronouncements, page 116
4. It appears the misstatements described on pages 119-123 were “identified” during an evaluation of your prior period financial statements, performed in conjunction with the adoption of SAB 108. Not restating prior period financial statements is only appropriate when the company’s previous approach (“rollover” or “iron curtain”) was properly applied and errors were previously considered immaterial. Please tell us how you determined that the cumulative effect transition accounting treatment allowed by SAB 108 was appropriate. Please refer to the interpretive response to question 3 in SAB 108.
The Company properly applied its previous approach (“rollover method”) in determining that the identified errors were immaterial to its previous period financial statements. In accordance with the interpretative response to question 3 in SAB 108, the Company considered both quantitative and qualitative factors in completing this analysis and determined that these errors were not material either quantitatively or qualitatively to the consolidated financial statements. Attached to this letter as Exhibit A is our SAB 99 analysis dated 9/30/2006 and its subsequent update dated 12/31/2006. Our analysis included both errors identified at 12/31/2005, as well as additional errors discovered subsequently but affecting 2005 and prior years. In accordance with the response to Question 2 of “Staff Accounting Bulletin No. 108 Frequently Asked Questions” published by the AICPA’s Center for Audit Quality, “errors originating and existing in prior years may not be detected until the current year and, accordingly, were not accumulated in the schedule of audit differences in prior years.” Furthermore, “if the adoption of SAB 108 has not yet been reported, these errors may be included in the cumulative effect adjustment if determined to be immaterial under the registrant’s previous method, after considering all relevant quantitative and qualitative factors, including aggregating the errors with other uncorrected errors in the previous years.”8
5. It appears that some of the uncorrected errors individually and the uncorrected errors in the aggregate represent more than five percent of net income in 2005. Provide us with your comprehensive SAB 99 analysis under your previous approach for analyzing misstatements. For example, explain how you determined

[7]	See Financial Accounting Standard 60, Paragraph 21 and Paragraph 31

[8]	See the response to question #2 of “Staff Accounting Bulletin No. 108 Frequently Asked Questions” published by the AICPA’s Center for Audit Quality

Mr. Jim Rosenberg
January 16, 2008

that the uncorrected error related to the “statutory to GAAP accounting technique misstatements” was both quantitatively and qualitatively immaterial in each of the prior fiscal years.
The impact of the uncorrected errors in the aggregate represented 4.49% of net income for 2005 based on the final 12/31/2006 SAB 99 analysis. As noted in our response to Question 4, the Company considered both quantitative and qualitative factors in completing this analysis and determined that these errors, either individually or in the aggregate, were not material either quantitatively or qualitatively to the consolidated financial statements.
During 2007, the Company discovered two errors that related to the 2005 and 2004 time period that were expensed in 2007. The effect of these errors, which lowered the net adjustments as a percent of net income, are displayed in the table below:

	2005	2004
Net adjustments after tax per 12/31/06 SAB 99 analysis	(327,644)	(50,847)

Prior Period Errors Discovered in 2007 effecting 2005 and 2004
Overstatement of life reserves, after tax	198,000	57,750
Overstatement of policy claims payable, after tax	43,560	29,700

Net SAB 99 adjustments after tax updated at 12/31/07	(86,084)	36,603

Net income as reported	7,302,492	7,731,739

Net adjustments as a percent of net income as reported at 12/31/06	-4.49%	-0.66%

Net adjustments (updated) as a percent of net income as reported	-1.18%	0.47%

If you need any additional information, please do not hesitate to contact me.
Sincerely,
/s/ Thomas F. Kopetic

Thomas F. Kopetic
Vice President, Chief Financial Officer and Treasurer

EXHIBIT A
Citizens, Inc. and Subsidiaries
SAB 99 Analysis
At 9/30/2006
As part of Citizens, Inc.’s (Citizens) expected implementation of SAB 108 a SAB 99 analysis has been preformed. The Securities and Exchange Commission (SEC) has recognized that many companies have misstatements in assets and liabilities on their balance sheets which need to be corrected. To adjust the assets and liabilities through current income could distort the current financial statements and misstate current income. As such the SEC has issued guidance under SAB 108 which allows a company to take the net misstatement to beginning retained earnings (deficit) of 2006 as long as it is not material to prior periods financial statements. The guidance used in determining materiality is in SAB 99 and requires a detailed review of the individual and cumulative accounting errors causing the misstatements for all years dating back to the year of the error.
Citizens’ analysis covered the first, second and third quarters of 2006 and calendar years 2005 and 2004. The primary conclusion of the analysis is that net assets (assets less liabilities) have been overstated by approximately $4 million. The analysis further showed that essentially all of the errors occurred prior to 2004. The analysis also revealed immaterial errors across accounting years.
Quantitative Considerations
The cumulative errors are 2.7% of stockholders equity at September 30, 2006.
The balance sheet analysis showed net assets were overstated by $3.8 million at September 30, 2006. The table below shows the net overstatement at the end of each period effected:

Period Ending	Overstated Net Assets	% of Stockholders’ Equity
September 30, 2006	$3,810,000	2.7%
December 31, 2005	2,804,000	1.8
December 31, 2004	2,990,000	2.2
December 31, 2003	3,605,000	2.8
A portion of the $2,804,000 12/31/05 cumulative error has already been corrected in 2006. The Company plans to correct the remaining portion through a beginning 1/1/06 cumulative adjustment in its 2006 10K. These corrections are as follows:

Portion already corrected in 2006 income statement as of 9/30/06	$(662,703)
Portion to be corrected at 12/31/05 via 1/1/06 cumulative adjustment	3,466,976

Total	$2,804,273

Attachment ‘A’ details the line items of the balance sheet with errors by year beginning with December 31, 2003.
2004 to present — (See Attachment ‘B’)
The errors identified in quarterly periods of 2006 and years ending 2005 and 2004 are as follows:
1.	Due Premium — Prior to 2006 Citizens recognized life premiums as earned when they were collected. This was because our consulting actuaries calculate reserves based on collected premium. Starting in 2006 we began recognizing premiums as revenue (earned) when due as required under GAAP. To accomplish the transition from collected premium to earned premium an adjustment was made to the March 31, 2006 balance sheet and income statement. The adjustment increased premium revenue by $954,951. Additionally, reserves are grossed-up to include due premiums. This adjustment was combined with other corrections which were individually immaterial, to create a net amount that is immaterial. The net effect of all adjustments are indicated in the table below:

			Reserve Increase	% of Reserve
Period Ending	Premium Change	% of Premium	Change	Increase	Net Income Change	% of Net Income
3/31/06	$(954,951)	(3.2)%	$0	0.0%	$(630,267)	(30.8)%
12/31/05	730,747	0.6	628,342	2.6	67,587	0.9
12/31/04	591,979	0.7	265,735	1.4	215,321	2.8
The determination of the Company in the first quarter of 2006 was that the adjustments to due premium was necessary to comply with US GAAP and the effect, when tax effected, was immaterial to prior years and the current year projections of annual results.

2.	Security Plan Life Insurance Company (SPLIC) PGAAP Bond True-up — When SPLIC was acquired on October 1, 2004 the GAAP cost of bonds became the market value at October 1, 2004. The difference in the new GAAP cost and historical statutory book value is known as the PGAAP Bond Adjustment. The GAAP accounting for this PGAAP adjustment is to amortize it through net investment income over the remaining life of the bonds. Due to system constraints Citizens devised a method to straight-line this adjustment. Beginning in the first quarter of 2006, a spreadsheet was developed to calculate the amortization using the effective interest rate amortization method. The true-up from the straight-line method to the interest rate amortization method increased pre-tax income in the first quarter 2006 by $217,358.

	Net Investment	% of Net Investment	Net Income	% of Net
Period Ending	Income Change	Income	Change	Income
3/31/06	$(217,358)	(3.5)%	$(143,456)	(7.0)%
12/31/05	173,886	0.7	114,765	1.6
12/31/04	43,472	0.3	28,692	0.4
The determination of the Company in the first quarter of 2006 was that the adjustments to net investment income was necessary to comply with US GAAP and the effect, when tax effected, was immaterial to prior years and the current year projections of annual results.

3.	Security Plan Fire Insurance Company (SPFIC) Ceded Premium Refund — SPFIC has catastrophic reinsurance to protect against major losses from any one event. The premium is calculated as a percent of earned premium. During any year, SPFIC pays an estimated premium quarterly which is to be trued-up at the end of the year when final earned premium is available. This adjustment to premium is historically small because earned premiums typically do not vary significantly from year to year. However, with hurricanes Katrina and Rita occurring in 2005, SPFIC had to pay a reinstatement premium after exceeding the reinsurance cover. This premium was approximately $400,000. Since reinsurance premiums reduce earned premiums the estimated quarterly premiums were overpaid. Additionally, after Rita, SPFIC purchased catastrophic coverage for the fourth quarter of 2005 to protect against another catastrophe. The coverage that insured against Katrina and Rita was only a two event contract. The premium for third event coverage was approximately $300,000. This additional reinsurance premium further lowered earned premium below estimates in 2005. SPFIC received a refund of $161,600 in the first quarter of 2006. This amount should have been accrued in 2005 but was not.

Period Ending	Premiums Change	% of Premiums	Net Income Change	% of Net Income
3/31/06	$(161,600)	(0.5)%	$(106,656)	(5.2)%
12/31/05	161,600	0.1	106,656	1.5
The determination of the Company in the first quarter of 2006 was that the adjustments to premiums, when tax effected, were immaterial to prior years and the current year projections of annual results.

4.	Reinsurance Experience Refund — The Company has a reinsurance agreement which provides for an experience refund based on claims experience during the contract year. The 2005 experience refund of $171,152 was accrued in the second quarter of 2006. This refund should have been accrued at December 31, 2005.

5.	Prosperitas Write-Off — One of Citizens subsidiaries owns an investment in a venture capital partnership known as Prosperitas. Citizens deemed the investment to be other than temporarily impaired at March 31, 2006, and attempted to write it off completely.

However, during the SAB 108 analysis it was discovered that there was still $90,000 remaining on the GAAP balance sheet. This was written off in the third quarter 2006.

	Realized Gains	% of Realized
Period Ending	/Losses Change	Gains/Losses	Net Income Change	% of Net Income
9/30/06	90,000	64.4	59,400	2.3
3/31/06	$(90,000)	(8.5)%	$(59,400)	(2.9)%
The determination of the Company in the third quarter of 2006 was that the adjustments to realized gains/losses, when tax effected, were immaterial to the quarters.

6.	SPLIC Leases — In the PGAAP balance sheet of SPLIC at October 1, 2004, a liability was established for future payments on operating lease contracts in the amount of $900,000. At the date of acquisition, the plan was to close down the offices covered by the leases so the leases were treated as a PGAAP liability. However, the offices are still open and most of the leases are nearing their conclusion. Therefore, the liability is being reversed in this analysis.

The PGAAP accounting treatment that was employed by Citizens was to initially record the $900,000 as a debit to Cost of Customer Relationships Acquired and a credit to Other Liabilities at 10/04. In Q4 2004, 2005 and 2006, the $900,000 cost of customer relationships has been continually amortized into expense over a 30 year period. In addition, as actual lease payments have been made in 2005 and 2006, a contra expense has been recorded each quarter for the amount of those payments.

In the SAB 99 income statement analysis, $473,088 of contra expense has been reversed in 2005. No amounts were released from the liability in the fourth quarter of 2004. In the first and second quarters of 2006 $97,529 and $37,696, respectively were recorded and reversed in the third quarter of 2006. In net income as reported in the analysis, the reversal of the first two quarters amounts is a debit of $135,225 in the third quarter. This has been shown as an addition to third quarter net income.

The elimination of lease liabilities would have caused a reduction of Cost of Insurance Acquired from the purchase of SPLIC. The effect on the change in amortization is noted below.

Period	Other Expenses	% of Other	Amortization of	% of Amortization	Net Income	% of Net
Ending	Change	Expenses	COIA Change	of COIA	Change	Income
9/30/06	$135,225	2.1%	$18,000	2.1%	$101,129	3.9%
6/30/06	(37,696)	(0.5)	19,000	2.2	(12,339)	(1.3)
3/31/06	(97,529)	(1.4)	21,000	2.8	(50,509)	(2.5)
12/31/05	(473,088)	(1.9)	88,000	1.5	(254,158)	(3.5)
12/31/04	0	0.0	25,000	0.6	16,500	0.2

The determination of the Company in the third quarter of 2006 was that the adjustments to other expense and amortization of COIA when tax effected were immaterial to the quarters.
7.	Pending Death Claims — At December 31, 2005 an accrual of $225,000 for an eminent legal settlement was established and added to statutory death claims liability of a Citizens subsidiary. When the statutory amounts were converted to GAAP, this accrual was reversed. This was first noticed while preparing the first quarter 2006 financial statements. This meant the direct death claim liability for this sub’s GAAP balance sheet was understated at December 31, 2005 versus the statutory amount by $225,000. The additional expense hit the first quarter of 2006 GAAP income statement when it was paid through general expenses.

	Other Expenses	% of Other	Net Income	% of Net
Period Ending	Change	Expenses	Change	Income
3/31/06	$225,000	3.2%	$148,500	7.2%
12/31/05	(225,000)	(0.9)	(148,500)	2.0
The determination of the Company in the third quarter of 2006 was that the adjustments to other expenses, when tax effected, were immaterial to prior years and the current year projections.
8.	2006 Workers’ Compensation Premium — Citizens paid its annual workers’ compensation premium of $260,000 in the first quarter of 2006 and did not record an adjustment for the prepaid expense at March 31, 2006. In the analysis, $195,000 was added back to net income in the first quarter of 2006. In the second and third quarters $65,000 (25% of $260,000) has been added to expense, deducted from income.

	Other Expenses	% of Other	Net Income	% of Net
Period Ending	Change	Expenses	Change	Income
9/30/06	(65,000)	(1.0)	(42,900)	(1.7)
6/30/06	(65,000)	(0.8)	(42,900)	(4.5)
3/31/06	$195,000	2.8%	$128,700	6.3%
The determination of the Company in the first quarter of 2006 was that the adjustments to other expenses, when tax effected, were immaterial to the quarters.
9.	Interest on GALA Deposits — The GALA trusts are offshore trusts set up to receive amounts from international policyholders and marketing associates which in turn is invested in Citizens, Inc. common stock. During the fourth quarter of 2005, the deposits no longer went to GALA and remained with Citizens during the transition from GALA to Mellon Investor Services. In March of 2006, management made the decision to credit interest back to the fourth quarter of 2005. The system calculated an interest accrual related to interest expense from the fourth quarter 2005 through September 30, 2006 of $300,000. This amount was first accrued at September 30, 2006.

	Claims and	% of Claims
	Surrenders	and	Net Income	% of Net
Period Ending	Change	Surrenders	Change	Income
9/30/06	$225,000	1.7%	$148,500	5.7%
6/30/06	(75,000)	(0.5)	(49,500)	(5.2)
3/31/06	(150,000)	(1.1)	(99,000)	(4.8)
The determination of the Company in the third quarter of 2006 was that the adjustments to claims and surrenders, when tax effected, were immaterial to prior years and the current year projections.
10.	KPMG Uncorrected Audit Differences — Attachment ‘C’ and ‘D’ are KPMG’s uncorrected audit differences for 2005 and 2004, respectively. These differences have been incorporated into the analysis and are considered immaterial by both management and KPMG.
11.	Amortization of Intangibles — When Citizens does acquisitions, an intangible asset is set up for PGAAP to recognize that the state insurance licenses of the acquired companies have value. During 2005, Citizens merged two acquired companies into its lead company. Writing off the intangibles was overlooked by Citizens in 2005. The intangibles were written off in the first quarter of 2006. In the analysis, $400,000 has been deducted from pre-tax income in 2005 and added to the first quarter income in 2006.

Period	Other Expenses	% of Other	Net Income	% of Net
Ending	Change	Expenses	Change	Income
3/31/06	$400,000	5.7%	$264,000	12.9%
12/31/05	(400,000)	(1.6)	(264,000)	(3.6)
The determination of the Company in the first quarter of 2006 was that the adjustments to other expenses, when tax effected, were immaterial to prior years and the current year projections.

Prior to 2004
The table below shows how each of the errors which were at least $100,000 effect each balance sheet line item at December 31, 2003:

Account	Change	%
Policy loans	$(873,310)	(4.0)%
Other long-term investments	161,881	6.7
Total investments*	(679,127)	(0.2)
Cash	(186,833)	(1.2)
Property, plant, and equipment	(182,594)	(3.1)
Other assets	2,923,416	106.7
Total assets* (over) understated	1,860,453	0.5

Life insurance reserves	(3,100,796)	(1.5)
Commissions payable	564,077	24.8
Other liabilities	(2,876,136)	(143.2)
Total liabilities* (under) overstated	(5,465,436)	(272.0)

Retained deficit	(3,604,983)	(7.8)
Total stockholders’ equity*(overstated)	(3,604,983)	(2.8)

*	Includes errors in other financial statement line items under $100,000.
Due to the fact that much of the cumulative errors existed at December 31, 2003, and the accounting personnel responsible for the consolidation of the financials at the time is no longer employed by the Company, management can not identify specific transactions related to the $3.6 million in errors which originated prior to December 31, 2003. However management has identified the accounts the errors relate to at December 31, 2003. Management’s assumption is that the errors relate mainly to Statutory to GAAP manual entries. The corrections noted on Attachment ‘B’ show that 2005 and 2004 net income were misstated each by less than 5%. In addition, the balance sheet was misstated at 12/31/03, 12/31/04, 12/31/05, and 9/30/06 each by a net amount (i.e., impact on retained earnings) by less than 3% as shown in Attachment ‘A’. Management does not consider these amounts to be material to the financial statements as a whole.
Primarily for 2006, Attachment ‘B’ shows that net income of the individual quarters has been misstated by as much as 27%. Management has also considered the impact of the aggregate 2006 on anticipated annual 2006 results. The aggregate adjustment of $(386,699) for Qs1-3 are approximately 5% of annual net income ($5.2M adjusted net income thru 9/30/06 plus estimated $2.5M net income for Q4). The individual quarters of pre-2006 years have not been evaluated. In addition, individual line items of prior year income statements and/or balance sheets have been misstated by 5% or more. In light of these circumstances, we also considered the qualitative factors discussed below.

Qualitative Considerations
In order to address the qualitative issues surrounding the adjustments, we considered the following:
•	The most recently filed 10-K (2005) included income statements for 2005, 2004, and 2003. Our analysis indicates minimal impact on the income statements for the two most recent of these three years (2005 and 2004). Our expectation is that 2003 was also insignificantly affected although we have not analyzed that year.

•	The adjustments do not mask a change in earnings or other trends in 2004, 2005, or 2006, other than Q1 2006. However, the Q1 adjustments were primarily the correction of errors, not the origination of errors. Also as noted above we do not expect total 2006 adjustments to be material to total 2006 annual earnings.

•	The adjustments do not change the operating results from a loss to income or income to loss in 2004, 2005, or 2006.

•	The adjustments will have no effect on management compensation.

•	The adjustments are unlikely to effect the price of Citizens’ common stock or Citizens’ position in the marketplace due to the capital structure of Citizens:
•	Class B stock
100% owned by CEO/Chairman
•	Class A stock
16% owned by directors and officers

42% owned by policyholders and marketing associates
•	The adjustments are unlikely to affect the price of Citizens common stock or Citizens position in the marketplace because of limited analyst coverage.

•	The adjustments will not impact Citizens compliance with regulatory requirements.

•	The adjustments have no impact on Risk Based Capital since the statutory financial statements of the insurance companies are not misstated.

•	Most of the impact relates to line items which readers of insurance company financial statements do not focus on.

•	During the periods 2003 to 09/2006 the Company has had debt outstanding only from 10/04 through 4/05. The debt never exceeded $30 million and the Company well exceeded all debt covenants, so that these adjustments would not have significantly impacted covenant compliance.

•	All prior years financial statements have been audited by our predecessor auditor and a clean opinion has been issued.

•	The Company consulted with its predecessor auditor, who re-evaluated all errors and corrections and concurs with the Company’s position that no restatements via re-filing previously filed 10-Ks is needed.

Conclusion
Overall, based on the analysis preformed and included in Attachment ‘A’, management has determined the adjustments for all years are not material individually or in the aggregate to the overall financial statements taken as a whole. The changes in the cumulative errors from year to year since December 31, 2003 are also not material individually or in the aggregate. If these year to year changes were corrected through the respective income statements they would not materially affect net income in any of the years in question.
The following disclosure is the draft of the language to be included in the September 2006 10Q:
The Securities and Exchange Commission has recently issued guidance, Staff Accounting Bulletin (SAB) No. 108 Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements (SAB 108), on the process of quantifying and reporting financial statement misstatements. Through its SAB No. 99, Materiality, and SAB 108 analysis, the Company has determined it will record an adjustment to the January 1, 2006, beginning balance sheet during the fourth quarter of 2006. The Company anticipates that assets will be decreased by approximately $1.6 million (primarily non-invested assets and policy loans) and liabilities (primarily other liabilities) will be increased by approximately $1.9 million, and beginning retained deficit will be increased approximately $3.5 million.
Prepared By: Larry Carson
Approved By: Mark Oliver

ATTACHMENT A
Citizens
Summary of Cumulative Errors
12/31/2003 to 9/30/2006

	Cumulative Errors as of
ACCOUNTS	9/30/2006	2005	2004	2003

ASSETS
Investments
Fixed Maturity Held to Maturity
Fixed Maturity Available for Sale
Equity Securties	361
Mortgage loans			32,303	32,302
Policy Loans	(804,612)	(804,574)	(805,027)	(873,310)
Other Long Term Investments	432,733	522,733	(9,569)	161,881
Cash and Cash Equivalents				(186,833)
Accrued Investment Income	(14,410)	(14,411)	(14,410)	(14,410)
Reinsurance recoverable		161,601	3,244
Reinsurance recoverable		171,152
Federal Income Tax Recoverable
Deferred Federal Income Tax Asset
Deferred policy acquition costs
Other intangible assets		(400,000)
Cost of Customer Relationships Acquired	(829,000)	(887,000)	(975,000)
Goodwill
Property, plant and equipment	(178,888)	(178,888)	(182,596)	(182,594)
Other assets	912,180	(170,809)	(1,712,099)	(709,090)
Due premium		4,955,231	4,224,484	3,632,506

TOTAL ASSETS	(481,636)	3,355,035	561,330	1,860,452

LIABILITIES
Future policy benefit reserves:
Life insurance		(4,000,280)	(3,368,515)	(3,100,796)
Annuities
Accident and health
Dividend/coupon accumulation	135,354
Premium deposits
Policy claims payable	(67,000)	(67,000)	(70,244)	(67,000)
Other policyholders’ funds	(135,353)	(225,000)	10,852	14,418
Commissions payable	540,493	540,493	(504,168)	564,077
Federal income tax payable
Deferred Federal Income Tax
Payable for sec. in process of settle
Liabilities for options and warrants
Other liabilities	(3,802,075)	(2,407,520)	380,319	(2,876,136)

TOTAL LIABILITIES	(3,328,581)	(6,159,307)	(3,551,756)	(5,465,437)

Convertible perferred stock
Common capital stock, class A
Common stock, class B
Retained (deficit)
Treasury stock
Unrealized (gain)/loss

Total equity

Total liabilities and equity

	(3,810,217)	(2,804,272)	(2,990,426)	(3,604,985)

Stockholders’ Equity	140,830,872	136,963,090	135,131,079	127,026,722

Errors as a percent of stockholders’ equity	-2.7%	-1.7%	-2.2%	-2.8%

ATTACHMENT B

CITIZENS, INC. & SUBS SAB 99 ANALYSIS

	09/30/06		2005		2004

Net income as reported	5,591,071		7,302,492		7,731,739

Revenues as reported	114,789,211		144,315,323		102,825,678

Adjustments:
Revenue:
Due premium change in accounting (Gross premium)	(954,951	)A	730,747		591,979
Adjustment to true-up SPLIC PGAAP bond adjustment	217,358		(173,886)		(43,472)
SPFIC ceded premium refund	(161,600	)A	161,600
Ceded premium refund	(171,152	)A	171,152
Prosperitas writeoff

Revenue adjustments	(1,070,345)		889,613		548,507

Benefits & expenses:
SPLIC leases	0		(473,088	)B		C
Amortization of cost of insurance acquired	58,000		88,000	B	25,000	C
Pending claim error	225,000	A	(225,000)
Due premium change in accounting (Net premium)			(628,342)		(265,735)
2006 Workers comp premium pd in 1st Q	65,000
Interest on GALA deposits	0		0
Per KPMG uncorrected audit difference schedule			245,666	B	(245,666	)C
Amortization of intangibles	400,000	A	(400,000)

Benefit & expenses adjustments	748,000		(1,392,764)		(486,401)

Net adjustments before tax	(322,345)		(503,151)		62,106
Tax @34%	109,597		171,071		(21,116)
Per KPMG uncorrected audit difference schedule			(100,000)

Net adjustments after tax	(212,748)		(432,080)		40,990

Adjusted net income	5,378,323		6,870,412		7,772,729

Adjusted revenues	113,718,866		145,204,936		103,374,185

Net adjustments as a percent of net income as reported	-3.81%		-5.92%		0.53%

Net adjustments as a percent of adjusted net income	-3.96%		-6.29%		0.53%

Revenue adjustments as a percent of revenues as reported	-0.93%		0.62%		0.53%

Revenue adjustments as a percent of adjusted revenues	-0.94%		0.61%		0.53%

Pre-tax summary:

Sum of corrections of PY errors affecting total equity already recorded in 2006			(662,703)	Sum of A
Remaining unrecorded corrections of such PY errors:
Errors arising in 2005	(139,422)	Sum of B
Errors arising in 2004	(220,666)	Sum of C
Errors arising prior to 2004	3,604,985	Attachment B
Other — to be identified in 4th quarter adoption of SAB 108	222,081

Total			3,466,978

Total corrections of PY errors affecting total equity			(2,804,272)	Attachment B

Summary of Uncorrected Review Differences — 2005
ATTACHMENT C
Method used to evaluate review differences — Balance Sheet

			Type of Error
			Known Audit	Impact of audit difference on financial statement captions (000’s) — Debit/(Credit)
			Difference (KD)	Income Statement Effect
		Description	Most Likely Audit	Audit Difference Arising in			Balance Sheet
W/P Ref	#	In thousands	Difference (MLD)	Current Period	Prior Period	Total	Equity	Assets	Liabilities

		Current year effect of prior period uncorrected audit differences:
		Due premium	Known error	44		44	328	6,550	6,223

		Uncorrected audit differences (before tax) in the current period		44		44	328	6,550	6,223

		Aggregate of uncorrected audit differences (before tax)		44		44	328	6,550	6,223
		Tax effect of uncorrected audit differences		(15)		(15)	(112)	(2,227)	(2,116)

		Deferred tax expense	Known error	(100)		(100)
		Aggregate of uncorrected audit differences (after tax)		(71)		(71)	216	4,323	4,107

		Financial statement amounts (as per final financial statements)		7,302		7,302	136,963	661,889	513,380

		Uncorrected audit differences after tax effect as a percentage of financial statement amounts		-1.0%		-1.0%	0.2%	0.7%	0.8%

Summary of Uncorrected Review Differences — 2004
ATTACHMENT D
Method used to evaluate review differences

	Net Income			Balance Sheet					Cash Flow
	Unadjusted audit differences arising in			Stockholders’	Invested	All Other	Policy	All Other	Operating	Investing	Financing
Description	Current Period	Prior Period	Total	Equity	Assets	Asssets	Liabilities	Liabilities	Activities	Activities	Activities

Effect of prior period uncorrected audit differences:

Pre-tax adjustments:
General Expenses
Accounts payable	(245,666)		(245,666)	(245,666)					(245,666)
(to properly accrue for expenses incurred during 2004.)							245,666		245,666

Total pre-tax adjustments not recorded	(245,666)		(245,666)	(245,666)			245,666		—
Tax effect of pre-tax adjustments not recorded	83,526		83,526	83,526			(83,526)

After tax impact of adjustments not recorded	(162,140)		(162,140)	(162,140)			162,140
Foreign currency (FX) translation effect of adjustments not recorded

After tax and FX adjustments not recorded	(162,140)		(162,140)	(162,140)			162,140

Financial Statement amounts	7,731,739		7,731,739	135,131,079	475,801,943	185,409,619	470,467,049	55,613,434	9,468,766	(34,053,578)	41,289,345
After tax and FX effect as a percentage of f/s amounts	-2%		-2%	0%			0%

Citizens, Inc. and Subsidiaries
SAB 99 Analysis Update at December 31, 2006
At September 30, 2006, the Company performed a SAB 99 analysis in anticipation of implementing SAB 108 at December 31, 2006. This memo updates the September 30, 2006 analysis for the final SAB 108 adjustment to beginning retained deficit. Attachment A details the final adjustments to the January 1, 2006 balance sheet. See the attached SAB 108 10-K disclosure for a description of the balance sheet adjustments. Attachment B updates the effect on net income for the four quarters of 2006 and the years 2005 and 2004.
The following table rolls forward the prior year errors identified as of September 30, 2006 to the amount of prior year errors identified as of December 31, 2006 per Attachment A.

Total prior year errors identified in 9/06 SAB 99 Analysis		(2,804,000)

Prior year errors already corrected in 2006 F/S (assumed in 9/06 would not be included in SAB 108, per Attach B to 9/06 SAB 99 Analysis)
Due premium	(955,000)
Reinsurance recoverable	(162,000)
Reinsurance recoverable	(171,000)
Claims payable	225,000
Intangibles	400,000

		(663,000)

Estimated SAB 108 adjustment in Q3 Form 10-Q (Notes 1 & 5 of F/S)		(3,467,000)

Corrections subsequently added to SAB 108 adjustment (per comparison of Form 10-K Note 1(q) and 12/06 Attach A to 9/06 Attach A to SAB 99 Analysis):
Prior year errors already corrected in 2006 F/S (per above)		663,000
Adjustment to 9/06 reinsurance recoverable amount		45,000
Adjustment to 9/06 other long-term investments amount		449,000
Adjustment to 9/06 intangibles amount		50,000
Adjustment to 9/06 COIA amount		25,000
Adjustment to 9/06 other assets amount		(135,000)
Adjustment to 9/06 other liabilities amount		(12,000)
SPLIC negative reserves		(544,000)
Additional intangibles		(602,000)
Misc liability		184,000
Intercompany payable		162,000
Adjustment to Depreciation		59,000
Mortgage loan allowance		50,000
Deferred income tax effects		1,047,000
Current taxes payable		(253,000)
Deferred taxes based on balance sheet method		(863,000)
A&H claims payable		(5,000)

Actual SAB 108 adjustment in 2006 Form 10-K (Note 1(q) of F/S)		(3,147,000)

The final SAB 108 adjustment was $3,147,249 or 2.3% of unadjusted stockholders’ equity at December 31, 2005. Management has come to the same conclusion as expressed in the September 30, 2006 SAB 99 analysis that the adjustments, individually and in the aggregate, for all years are not material individually or in the aggregate to the overall financial statements taken as a whole.
The paragraphs below contain final updates to the indicated numbered items of the September 30, 2006 SAS 99 Analysis attached.
1.	Due Premium — The net $954,951 increase to premium income recorded in the first quarter of 2006 has been reversed and included in the SAB 108 cumulative adjustment. The January 1, 2006 balance sheet reflects an increase in the asset “Due premium” of $4,955,231 for the gross amount due, with an increase in life reserves of $4,000,280 for the net due premium. Thus, this prior year error no longer affects the 2006 financial statements.

4.	Reinsurance Experience Refund — The final experience refund was $216,153. In the second quarter of 2006 $151,351 was accrued (the September 30, 2006 memo erroneously stated that $171,152 was accrued) and the additional $64,802 was recorded in the third quarter when collected. This $216,153 has been reversed out of 2006 net income and included in the SAB 108 adjustment. Thus, this prior year error no longer affects the 2006 financial statements.

6.	SPLIC Leases — In addition to the $900,000 of acquisition date leases described in the September 30, 2006 SAB 99 memo, there was also a general contingency liability of $100,000 accrued in the beginning purchase GAAP balance sheet. The total $1,000,000 reversal of the liabilities was reclassed as a reduction of Cost of Customer Relationships Acquired (CCRA). The remaining balance of this reduction of CCRA was $862,873 as of January 1, 2006 and has been included in the SAB 108 adjustment. Thus, this prior year error no longer affects the 2006 financial statements.

7.	Pending Death Claims — Final research on this item has found that 2006 net income was not impacted by the payment of this claim. The error was in the liability and retained deficit accounts. Thus, this prior year error no longer affects the 2006 financial statements.

11.	Amortization of Intangibles — The September 30, 2006 SAB 99 memo described $400,000 of other intangible assets that were written off in the first quarter of 2006 that related to prior year mergers. In the final analysis, $50,000 of this was properly written off in 2006 as the Company it related to was merged in the fourth quarter of 2006. The $350,000 that should have been written off in 2005 was reversed in the fourth quarter of 2006 and included in the SAB 108 adjustment. Additionally, while finalizing the SAB 108 adjusted balance sheet as of January 1, 2006, an additional $100,000 was discovered related to state insurance licenses of a company that was merged in 2003. Also while finalizing the final SAB 108 balance sheet, it was discovered that intangibles with definite lives hadn’t been amortized since 2001. The balance of $419,000 was included in the SAB 108 adjustment. These intangibles would have been fully amortized in 2005. Attachment B reflects 2005 amortization of $84,265 and 2004 amortization of $111,647. Furthermore, a $275,000 definite life intangible acquired in a 2003 acquisition, had not been amortized. The amount of the prior year amortization on this intangible is $82,500. Therefore, the total SAB 108 adjustment for other intangibles is $951,500 ($350,000 + $100,000 + $419,000 + $82,500).

The error corrections shown above that were identified after the September 30, 2006 SAB 99 Analysis was prepared are described in Note 1(q) to the audited financial statements in the 2006 Form 10-K.

Prepared by: /s/ Larry E. Carson	Date: 3/8/2007

Reviewed by: /s/ Mark A. Oliver	Date: 3/8/2007

ATTACHMENT A
Citizens
Summary of Cumulative Errors
12/31/2003 to 9/30/2006 as of 12-31-06

	Cumulative Errors as of
ACCOUNTS	2005	2004	2003

ASSETS
Investments
Fixed Maturity Held to Maturity
Fixed Maturity Available for Sale
Equity Securties
Mortgage loans	49,999	32,303	32,302
Policy Loans	(804,574)	(805,027)	(873,310)
Other Long Term Investments	971,771	(9,569)	161,881
Cash and Cash Equivalents			(186,833)
Accrued Investment Income	(14,411)	(14,410)	(14,410)
Reinsurance recoverable	161,600	3,244
Reinsurance recoverable	216,153
Federal Income Tax Recoverable
Deferred Federal Income Tax Asset
Deferred policy acquition costs
Other intangible assets	(951,500)
Cost of Customer Relationships Acquired	(862,873)	(975,000)
Goodwill
Property, plant and equipment	(119,929)	(182,596)	(182,594)
Other assets	(305,469)	(1,712,099)	(709,090)
Due premium	4,955,231	4,224,484	3,632,506

TOTAL ASSETS	3,295,998	561,330	1,860,452

LIABILITIES
Future policy benefit reserves:
Life insurance	(4,544,136)	(3,368,515)	(3,100,796)
Annuities
Accident and health	(5,367)
Dividend/coupon accumulation
Premium deposits
Policy claims payable-A&H	(67,000)	(70,244)	(67,000)
Life	(225,000)
Other policyholders’ funds		10,852	14,418
Commissions payable	540,493	(504,168)	564,077
Federal income tax payable	(252,806)
Deferred Federal Income Tax	183,552
Payable for sec. in process of settle
Liabilities for options and warrants
Other liabilities	(2,072,983)	380,319	(2,876,136)

TOTAL LIABILITIES	(6,443,247)	(3,551,756)	(5,465,437)

Convertible perferred stock
Common capital stock, class A
Common stock, class B
Retained (deficit)
Treasury stock
Unrealized (gain)/loss

Total equity

Total liabilities and equity	(3,147,249)	(2,990,426)	(3,604,985)

Stockholders’ Equity — originally reported	136,963,090	135,131,079	127,026,722

Stockholders’ Equity — adjusted	133,815,841	132,140,653	123,421,737

Errors as a percent of stockholders’ equity — originally reported	-2.30%	-2.21%	-2.84%

Errors as a percent of stockholders’ equity — adjusted	-2.35%	-2.26%	-2.92%

ATTACHMENT B
CITIZENS, INC. & SUBS
SAB 99 ANALYSIS
12-31-06

	YTD 2006	2005	2004
Net income as reported	8,677,381	7,302,492	7,731,739

Revenues as reported	158,059,365	144,315,323	102,825,678

Adjustments:
Revenue:
Due premium change in accounting (Gross premium)		730,747	591,979
Adjustment to true-up SPLIC PGAAP bond adjustment	217,358	(173,886)	(43,472)
SPFIC ceded premium refund		161,600
Ceded premium refund		216,153
Prosperitas writeoff

Revenue adjustments	217,358	934,614	548,507

Benefits & expenses:
SPLIC leases		(473,088)
Amortization of cost of insurance acquired		88,000	25,000
Pending claim error
Due premium change in accounting (Net premium)		(628,342)	(265,735)
2006 Workers comp premium pd in 1st Q
Interest on GALA deposits
Per KPMG uncorrected audit difference schedule		245,666	(245,666)
Amortization of intangibles		(511,765)	(139,147)

Benefit & expenses adjustments	0	(1,279,529)	(625,548)

Net adjustments before tax	217,358	(344,915)	(77,041)
Tax @34%	(73,902)	117,271	26,194
Per KPMG uncorrected audit difference schedule		(100,000)

Net adjustments after tax	143,456	(327,644)	(50,847)

Adjusted net income	8,820,837	6,974,848	7,680,892

Adjusted revenues	158,276,723	145,249,937	103,374,185

Net adjustments as a percent of net income as reported	1.65%	-4.49%	-0.66%

Net adjustments as a percent of adjusted net income	1.63%	-4.70%	-0.66%

Revenue adjustments as a percent of revenues as reported	0.14%	0.65%	0.53%

Revenue adjustments as a percent of adjusted revenues	0.14%	0.64%	0.53%